AMENDED AND RESTATED BYLAWS
OF
RED HEN COLLECTIVE COOPERATIVE, INC.

ADOPTED September 5, 2019

ARTICLE I: PURPOSES

The corporation is organized and shall conduct its business primarily for the mutual benefit of its members as patrons of the corporation. The earnings, savings, or benefits of the corporation shall be used for the general welfare of the members or shall be proportionately and equitably distributed to some or all of its members or its patrons, based upon their patronage of the corporation, in the form of cash, property, evidences of indebtedness, capital credits, memberships, or services.

The corporation is democratically controlled and is not organized to make a profit for itself, as such, or for its members, as such, but primarily for its members as patrons.

The corporation is a "worker cooperative," which means that it includes a class of worker-members who are natural persons whose patronage consists of labor contributed to or other work performed for the corporation. At all times, at least 51 percent of the workers shall be worker-members or candidates.

ARTICLE II: DEFINITIONS

A. *Mailing* means first-class mail, postage prepaid.

B. The *time a notice is given or sent* means, unless otherwise expressly provided, (1) the time a written notice by mail is deposited in the United States mails, postage prepaid; (2) the time any other written notice is personally delivered to the recipient, delivered to a common carrier for transmission to the recipient, or actually transmitted by electronic means to the recipient; or (3) the time any oral notice is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

C. *Electronic transmission by the corporation* means a communication (1) delivered by means of electronic communication, (2) to a recipient who has provided an unrevoked consent to the use of those means of transmission for communications, (3) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form, and (4) satisfies the requirements applicable to consumer consent to electronic records as set forth in the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001(c)(1)).

D. *Electronic transmission to the corporation* means a communication (1) delivered by means of electronic communication, (2) as to which the corporation has placed in effect reasonable measures to verify that the sender is the person purporting to send the transmission, and (3) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

E. A *membership* refers to the rights a member has pursuant to the corporation's articles, bylaws, and the law. Memberships may be issued by the corporation for such consideration as is determined by the board.

F. A *worker-member* is a member of the corporation who is a natural person and also a patron of the corporation.

G. A *community investor* is a person who is not a worker-member and who holds an equity interest in the corporation.

H. A *worker* means a natural person contributing labor or services to the corporation.

I. A *candidate* means a worker who is being considered for Worker-membership in the corporation.

J. The corporation's *patrons* are its worker-members.

ARTICLE III: MEMBERS

A. Classification of Members

The corporation shall have two classes of members: (1) Worker-members and (2) Community Investors, also known as Preferred Members.

B. Worker-Membership Qualifications

Worker-members of the corporation shall be natural persons who

(a) are employed by or perform services for the corporation on a full or part time basis as defined in the corporation's Operating Policies;
(b) have been approved by the board or its designees; and
(c) have paid a membership fee in an amount determined by the board and subsequently the amount of his or her individual capital account balance has not fallen below the then current membership fee.

Except as otherwise determined by the board, an employee will be accepted as a Worker-member after a trial period of two (2) years of employment and a minimum of one thousand (1,000) hours worked.

The timing of the payment of the membership fee, and of commencing Worker-membership, shall be as follows:
(1) after notification of acceptance and of the amount of the membership fee, the employee shall have three years to complete payment of the entire fee;
(2) as soon as one-half or more of the fee is paid, but not before, the employee shall become a Worker-member with all the rights and privileges of Worker-membership; provided, however, that
(3) if the entire fee is not paid within the three-year period beginning with the date of the notification of acceptance, then, as of the third anniversary of such notification, the employee's Worker-membership shall be terminated and the amount to be received in redemption of the Worker-membership interest shall be limited to the amount of the Worker-membership fee actually received from the employee by the corporation.

At the time when the employee becomes a Worker-member, the corporation shall provide him or her with a copy of the corporation's Disclosure Statement and bylaws, and a receipt. Also at that time, the portion of the membership fee paid, and all subsequent payments toward the membership fee, shall be credited to the Worker-member's capital account.

In the case of an application by a former Worker-member, the corporation may waive the candidacy period and accept back the former Worker-member immediately by the affirmative vote of three-quarters of the board.

C. Worker-Member Resignation

A Worker-member has the right to resign as a Worker-member of the corporation by filing with the secretary of the corporation a written notice of resignation. The resignation shall become effective immediately without any action on the part of the corporation. An individual will not be allowed to work for the corporation for one month following voluntary termination of Worker-membership unless her or his Worker-membership is reinstated by the corporation. Resignation shall not relieve the resigning Worker-member from any obligation for charges incurred, dues, assessments, or fees, and this section shall not diminish any right of the corporation to enforce any such obligation or obtain damages for its breach.

D. Removal of Worker-Members

No Worker-member may be expelled or suspended except according to procedures satisfying the requirements of this section.

A Worker-member may, for any lawful reason, be expelled from the corporation by a vote of two-thirds of the board of directors.

The Worker-member must be given 15 days' prior notice of the expulsion, suspension, or termination and the reasons therefor and shall have an opportunity to be heard, orally or in writing, not less than five days before the effective date of the expulsion, suspension, or termination by a person or body authorized by the board to decide that the proposed expulsion, termination, or suspension not take place.

Any notice required under this section may be given by any method reasonably calculated to provide actual notice. Any notice given by mail must be given by first-class or registered mail sent to the last address of the member shown on the corporation's records.

A Worker-member who is expelled or suspended or whose Worker-membership is terminated shall be liable for any charges incurred, dues, assessments, or fees incurred before expulsion, suspension, or termination arising from contract or otherwise.

The corporation may direct a Worker-member whose expulsion is being considered to refrain from conducting business as a Worker-member until the expulsion decision is made, provided the corporation pays the Worker-member her or his average weekly wage – calculated based on the three months preceding the date of the notice given pursuant to this section – until the expulsion decision is made. The corporation may also direct a Worker-member whose expulsion is being considered to stay away from the corporation's places of business except as necessary to exercise her or his rights under law.

E. Preferred Memberships

Preferred memberships shall have no voting rights except as required by law. Preferred members shall be entitled to preferred distributions and a liquidation preference as described in Article VIII.

ARTICLE IV: MEMBER MEETINGS

A. Member Voting

The voting power of the Worker-members shall be equal. The Preferred Members shall have no voting rights.

Whenever members are disqualified from voting on any matter, they shall not be counted for the determination of a quorum at any meeting to act upon, or the required vote to approve action upon, that matter.

The affirmative vote of a majority of the Worker-members present at a duly called meeting at which a quorum is present is the act of the membership, except as otherwise specified herein.

There shall be no voting by proxy.

There shall be no cumulative voting.

As to directors elected by members, there shall be available to the members reasonable nomination and election procedures given the nature, size, and operations of the corporation.

B. Annual Meeting

An annual meeting of members shall be held at a place and time determined by the board and communicated as described in section IV(E).

Elections of directors shall be held at the annual meeting. Any other proper business may be transacted at the meeting.

C. Special Meetings

Special meetings of members for any lawful purpose may be called by the board, the president, or by 5 percent or more of the members.

If the corporation has more than four Worker-members, a special meeting may only be called by the greater of three Worker-members or 5 percent of the Worker-members. If there are fewer than four Worker-members, special meetings may be called by one Worker-member.

Upon request in writing to the corporation addressed to the attention of the chair of the board (if any), president, vice president (if any), or secretary by any person (other than the board) entitled to call a special meeting of members, the officer forthwith shall cause notice to be given to the members entitled to vote that a meeting will be held at a time fixed by the board not less than 35 nor more than 90 days after the receipt of the request.

D. Participation by Electronic Transmission

If authorized by the board of directors in its sole discretion, and subject to the consent of any members so participating, members not physically present in person at a meeting of members may, by electronic transmission by and to the corporation or by electronic video screen communication, participate in a meeting, be deemed present in person, and vote at a meeting of members, provided that the corporation implements measures to provide members a reasonable opportunity to participate in the meeting and to vote on matters submitted to the members, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings, and a record of any vote or action of any members participating by electronic transmission is maintained by the corporation.

Any request by the corporation to a member for consent to conduct a meeting of members by electronic transmission by and to the corporation shall include a notice that absent consent of the member, the meeting shall be held at a physical location.

E. Notice

Whenever the members are required to take any action at a meeting, a written notice of the meeting shall be given not less than 10 nor more than 90 days before the date of the meeting to each member who, on the record date for notice of the meeting, is entitled to vote thereat; provided, however, that if notice is given by mail, and the notice is not mailed by first-class, registered, or certified mail, that notice shall be given not less than 20 days before the meeting.

Notwithstanding the foregoing, the corporation is only required to provide notice of the meeting not less than 48 hours before the meeting if the meeting is a meeting of only Worker-members, provided that the notice is delivered personally to every Worker-member.

The notice shall state the place, date, and time of the meeting, the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which members may participate in that meeting, and (1) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (2) in the case of the regular meeting, those matters which the board, at the time the notice is given, intends to present for action by the members. The notice of any meeting at which directors are to be elected shall include the names of all those who are nominees at the time the notice is given to members.

Notwithstanding the foregoing, any of the following decisions, other than by unanimous approval by those entitled to vote, shall be valid only if the general nature of the proposal was stated in the notice of meeting or in any written waiver of notice:

- Removal of directors;
- Election of one or more directors to fill one or more vacancies;
- Approval of a contract or other transaction between the corporation and one or more of its directors, or between the corporation and any corporation, firm, or association in which one or more of its directors has a material financial interest or is a director;
- Amendment of the articles of incorporation; and
- Approval of a plan of distribution upon winding up of the corporation under Section 12658 of the California Corporations Code.

Notice of a members' meeting or any report shall be given personally, by electronic transmission by the corporation, or by mail or other means of written communication, addressed to a member at the address of such member appearing on the books of the corporation or given by the member to the corporation for purpose of notice; or if no such address appears or is given, at the place where the principal office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal office is located.

If any notice or report addressed to the member at the address of such member appearing on the books of the corporation is returned to the corporation by the United States Postal Service

marked to indicate the United States Postal Service is unable to deliver the notice or report to the member at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the member upon written demand of the member at the principal office of the corporation for a period of one year from the date of the giving of the notice or report to all other members.

Notice shall *not* be given by electronic transmission by the corporation under this section after either of the following:

- The corporation is unable to deliver two consecutive notices to the member by that means
- The inability to so deliver notices to the member becomes known to the secretary, any assistant secretary, or other person responsible for the giving of notice.

F. Waiver of Notice

The transactions of any meeting of members however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, provides a waiver of notice or consent to the holding of the meeting or an approval of the minutes thereof in writing. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Neither the business to be transacted at nor the purpose of any regular or special meeting of members need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes thereof.

G. Adjourned Meetings

When a members' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof (or the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which members may participate) are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each member of record entitled to vote at the meeting.

H. Written Ballot

Prior to any regular or special meeting of members, the board may authorize distribution of a written ballot to every member entitled to vote at the meeting. Such ballot shall set forth the action proposed to be taken at the meeting, shall provide an opportunity to specify approval or disapproval of the proposed action, and shall state that unless revoked by the member voting in person at the meeting, the ballot will be counted if received by the corporation on or before the time of the meeting with respect to which it was sent. If ballots are so distributed with respect to a meeting, the number of members voting at the meeting by unrevoked written ballots shall be deemed present at the meeting for purposes of determining the existence of a quorum but only with respect to the proposed action referred to in the ballots.

Written ballots may be distributed for the election of directors. The term "written ballot" does not include a ballot distributed at a special or regular meeting of members.

A written ballot distributed to 10 or more members of the corporation if it has 100 or more members shall afford an opportunity on the form of written ballot to specify a choice between approval and disapproval of each matter or group of related matters intended, at the time the written ballot is distributed, to be acted upon by such written ballot, and shall provide, subject to reasonable specified conditions, that where the person solicited specifies a choice with respect to any such matter the vote shall be cast in accordance therewith.

In any election of directors, any form of written ballot in which the directors to be voted upon are named therein as candidates and which is marked by a member "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted for the election of a director.

I. Quorum

A majority of the Worker-members shall constitute a quorum at a meeting of members. If a quorum is present, the affirmative vote of the majority of the Worker-members entitled to vote shall be the act of the members unless the vote of a greater number is required by the articles or bylaws.

The members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the members required to constitute a quorum or, if required by the articles or the bylaws, the vote of the greater number so required.

In the absence of a quorum, any meeting of members may be adjourned from time to time by the vote of a majority of the votes represented in person, but no other business may be transacted, except as provided in the preceding paragraph.

J. Action Without a Meeting

Any action which may be taken at any regular or special meeting of members may be taken without a meeting if the corporation distributes a written ballot to every member entitled to vote on the matter. That ballot and any related material may be sent by electronic transmission by the corporation and responses may be returned to the corporation by electronic transmission to the corporation. That ballot shall set forth the proposed action, provide an opportunity to specify approval or disapproval of any proposal, and provide a reasonable time within which to return the ballot to the corporation.

Approval by written ballot pursuant to this section shall be valid only when the number of votes cast by ballot within the time period specified equals or exceeds the quorum required to be present at a meeting authorizing the action, and the number of approvals equals or exceeds the number of votes that would be required to approve at a meeting at which the total number of votes cast was the same as the number of votes cast by ballot.

All such ballots shall indicate the number of responses needed to meet the quorum requirement and, with respect to ballots other than for the election of directors, shall state the percentage of approvals necessary to pass the measure submitted. The solicitation must specify the time by which the ballot must be received in order to be counted.

Directors may be elected by written ballot under this section.

A written ballot may not be revoked.

Notice of the vote shall be given personally, by electronic transmission by the corporation, or by mail or other means of written communication, addressed to a member at the address of such member appearing on the books of the corporation or given by the member to the corporation for purpose of notice; or if no such address appears or is given, at the place where the principal office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal office is located.

If the ballot addressed to the member at the address of such member appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate the United States Postal Service is unable to deliver ballot to the member at such address, all future ballots shall be deemed to have been duly given without further mailing if the same shall be available for the member upon written demand of the member at the principal office of the corporation for a period of one year from the date of the giving of the ballot to all other members.

The ballot shall not be delivered by electronic transmission by the corporation after either of the following:

(1) The corporation is unable to deliver two consecutive notices to the member by that means.
(2) The inability to so deliver the notices to the member becomes known to the secretary, any assistant secretary, the transfer agent, or other person responsible for the giving of the notice.

Any form of written ballot distributed to 10 or more members if the corporation has 100 or more members shall afford an opportunity on the form of written ballot to specify a choice between approval and disapproval of each matter or group of related matters intended, at the time the written ballot is distributed, to be acted upon by such written ballot, and shall provide, subject to reasonable specified conditions, that where the person solicited specifies a choice with respect to any such matter the vote shall be cast in accordance therewith.

In any election of directors, any form of written ballot in which the directors to be voted upon are named therein as candidates and which is marked by a member "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted for the election of a director.

The secretary shall cause a vote to be taken by written ballot upon any action or recommendation proposed in writing by 20 percent of the members of the corporation.

K. Record Date

The board may fix, in advance, a date as the record date for the purpose of determining the members entitled to notice of any meeting of members. Such record date shall not be more than 60 nor less than 10 days before the date of the meeting. If no record date is fixed, members at the close of business on the business day preceding the day on which notice is given or, if notice is waived, at the close of business on the business day preceding the day on which the meeting is held are entitled to notice of a meeting of members. A determination of members entitled to notice of a meeting of members shall apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting.

The board may fix, in advance, a date as the record date for the purpose of determining the members entitled to vote at a meeting of members. Such record date shall not be more than 60 days before the date of the meeting. Such record date shall also apply in the case of an adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. If no record date is fixed, members on the day of the meeting who are otherwise eligible to vote are entitled to vote at the meeting of members or, in the case of an adjourned meeting, members on the day of the adjourned meeting who are otherwise eligible to vote are entitled to vote at the adjourned meeting of members.

ARTICLE V: DIRECTORS

A. Powers

All corporate decisions shall be made by the board of directors, except as otherwise provided in the bylaws.

B. Directors and Board Composition

The number of directors shall be not less than three nor more than five with the exact number of directors to be fixed, within the limits specified, by a vote of the directors.

B. Terms of Office

The term of office of the directors shall be four years.

Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, unless the director has been removed from office.

C. Voting

Each director shall have one vote on each matter presented to the board of directors for action. No director may vote by proxy.

The vote of a majority of the directors present at a duly called and noticed meeting at which a quorum is present is the act of the board.

D. Notice of Board Meetings

Regular meetings will be held at such times specified by the board of directors at the principal office of the corporation or such other place specified by the board of directors. If the day fixed for the regular meeting falls on a legal holiday, the meeting shall be held at the same time and place on the next business day.

Special meetings of the board shall be held upon four days' notice by first-class mail or 48 hours' notice delivered personally, by telephone, including a voice messaging system, or by electronic transmission by the corporation. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the board.

E. Waiver of Notice

Notice of a meeting need not be given to any director who provides a waiver of notice or consent to holding the meeting or an approval of the minutes thereof in writing, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to that director.

All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meetings.

F. Participation by Electronic Transmission

Members of the board may participate in a meeting through use of conference telephone, electronic video screen communication, or electronic transmission by and to the corporation.

Participation in a meeting through use of conference telephone or electronic video screen communication pursuant to this section constitutes presence in person at that meeting as long as all members participating in the meeting are able to hear one another.

Participation in a meeting through use of electronic transmission by and to the corporation, other than conference telephone and electronic video screen communication pursuant to this subdivision constitutes presence in person at that meeting if both of the following apply:

   (1) Each director participating in the meeting can communicate with all of the other members concurrently; and

   (2) Each director is provided the means of participating in all matters before the board, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the corporation.

G. Quorum

A majority of the number of directors then in office constitutes a quorum of the board for the transaction of business.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors if any action taken is approved by at least a majority of the required quorum for the meeting, or a greater number as is required by the articles or bylaws.

H. Adjournment

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

I. Action Without a Meeting

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

The action by written consent shall have the same force and effect as a unanimous vote of the directors.

J. Board Vacancies

"Vacancy" when used with respect to the board means any authorized position of director which is not then filled, whether the vacancy is caused by death, resignation, removal, change in the number of directors authorized in the articles or bylaws, or otherwise.

The board may declare vacant the office of a director whose eligibility for election as a director has ceased, or who has been declared of unsound mind by a final order of court, or convicted of a felony.

Except for a vacancy created by the removal of a director, vacancies on the board may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (3) a sole remaining director.

Vacancies occurring on the board by reason of the removal of directors may be filled only by the members.

The members may elect a director at any time to fill any vacancy not filled by the directors.

K. Resignation

Any director may resign effective upon giving written notice to the president, the secretary, or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

L. Removal

Any or all directors may be removed without cause if one of the following applies:
- So long as the corporation has fewer than 50 Worker-members, the removal is approved by a majority of all Worker-members.
- When the corporation has 50 or more Worker-members, the removal is approved or ratified by the affirmative vote of a majority of the votes of Worker-members represented and voting at a duly held meeting at which a quorum is present (which affirmative votes also constitute a majority of the required quorum) or written ballot in conformity with Section 12463 of the California Corporations Code.

Any reduction of the authorized number of directors does not remove any director prior to the expiration of the director's term of office.

ARTICLE VI: COMMITTEES

The board may, by resolution adopted by a majority of the number of directors then in office, provided that a quorum is present, create one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. Appointments to such committees shall be by a majority vote of the directors then in office. The board may appoint one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board or in the bylaws, shall have all the authority of the board, except with respect to:

  (1) The approval of any action for which approval of the members is required;

  (2) The filling of vacancies on the board or in any committee which has the authority of the board;

  (3) The fixing of compensation of the directors for serving on the board or on any committee;

  (4) The amendment or repeal of bylaws or the adoption of new bylaws;

  (5) The amendment or repeal of any resolution of the board which by its express terms is not so amendable or repealable;

  (6) The appointment of committees of the board or the members thereof; and

  (7) The expenditure of corporate funds to support a nominee for director after there are more people nominated for director than can be elected.

A committee exercising the authority of the board shall not include as members persons who are not directors. However, the board may create other committees that do not exercise the authority of the board and these other committees may include persons regardless of whether they are directors.

ARTICLE VII: OFFICERS

A. Offices

The corporation shall have a president, a secretary, a chief financial officer (also known as treasurer), and such other officers with such titles and duties as shall be determined by the board.

B. Qualifications

Any number of offices may be held by the same person.

C. Election of Officers

The officers shall be elected by the board and shall serve until resignation or removal.

Officers may be removed by a vote of the board.

D. Resignation

Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

E. Vacancy

A vacancy in any office resulting from an officer's death, resignation, removal, or disqualification, or from any other cause, will be filled by the board.

F. Duties of President

The president is the chief executive officer of the corporation. The president shall preside at board and membership meetings and will exercise and perform such other powers and duties as may be assigned from time to time by the board of directors.

G. Duties of Secretary

The secretary will keep, or cause to be kept, at the principal executive office or such other place as designated by the board of directors, a book of minutes of all meetings and actions of the members, of the board of directors, and of committees of the board.

The secretary will keep, or cause to be kept, at the principal executive office, the records of the corporation required to be kept as described in Article XI.

The secretary will give notice, or cause notice to be given, of all members' meetings, board meetings, and meetings of committees of the board for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

The secretary will have such other powers and perform other duties as prescribed by the board of directors or by the bylaws.

H. Duties of Chief Financial Officer

The chief financial officer will keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and memberships.

The chief financial officer will (1) deposit corporate funds and other valuables in the corporation's name and to its credit with depositaries designated by the board of directors; (2) make disbursements of corporate funds as authorized by the board; (3) render a statement of the corporation's financial condition and an account of all transactions conducted as chief financial officer whenever requested by the president or the board of directors; and (4) have other powers and perform other duties as prescribed by the board of directors or the bylaws.

The chief financial officer will be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents.

ARTICLE VIII: ALLOCATIONS AND DISTRIBUTIONS

A. Fiscal Year

The fiscal year of the corporation shall end on the last day of December of each year.

B. Definitions

"Distributable Cash" means cash as of the end of the fiscal year net of all current expenses and reasonable reserves for future expenses of the Company, as determined by the board of directors in its sole discretion and as legally permitted to be distributed.

"Patronage" may be measured by work performed, including, but not limited to, wages earned, number of hours worked, number of jobs created, or some combination of these measures, as determined by the board in its sole discretion. Unless otherwise determined by the board, Patronage shall be defined as the number of hours worked by each Worker-member for the corporation.

"Patronage Dividends" shall have the definition contained in Internal Revenue Code Section 1388(a) (dividends paid to members based on Patronage). Net earnings declared as Patronage Dividends with respect to a period of time, and paid to a member, shall be apportioned among the members in accordance with the ratio that each member's patronage during the period bears to total patronage by all members during the period. Patronage Dividends may only be made to the Worker-member class.

"Distribution" means the distribution of dividends, but does not include Patronage Dividends. Notwithstanding any other provisions herein, distributions in any fiscal year shall not exceed 15 percent, multiplied by contributions (whether by membership fees, capital credits, or otherwise) to capital.

"Member Account" shall be defined as each member's capital account in the corporation (initial capital contribution plus written notices of allocation minus Patronage Dividends and Distributions minus losses allocated to the member account plus/minus any other item that affects the balance in the member's capital account).

The "Collective Account" shall be reserves that are retained in the corporation and not allocated to members.

16

C. Allocations and Distributions

Following the end of each fiscal year, the corporation shall determine the following:
1. Distributable Cash as of the end of the fiscal year
2. The Worker-members' relative Patronage for the preceding fiscal year (including any Worker-members that left the corporation during such fiscal year)

Upon closing of the books of the preceding fiscal year and determination of Distributable Cash and Patronage, the board of directors shall do the following:
1. Subject to section L, declare and pay a Distribution to the Preferred Members in an amount to be determined by the board in its absolute discretion
2. So long as the Preferred Distribution is equal or greater than the Target Preferred Distribution (defined below), declare a Patronage Dividend equal to all of the Worker-members' pro rata share (based on Patronage) of the Distributable Cash remaining after payment of the Preferred Distribution (see section D regarding how Patronage Dividends may be paid to Worker-members).

The "Target Preferred Distribution" shall be defined as five percent (5%) of each Preferred Member's capital account balance at the time of the declaration of Preferred Distributions.

Any net revenues not allocated according to the above shall be allocated to the Collective Account.

Any amounts allocated by the board to reserves shall be allocated to the Collective Account.

Any fiscal year loss shall be allocated seventy-five percent (75%) to Worker-member Accounts in proportion to Patronage during the fiscal year and twenty-five (25%) to the Collective Account, with the exception of Losses occurring and/or carried over from the corporation's first two fiscal years which shall be allocated 100% to the Collective Account.

The percentages referred to in this section can be changed for a coming fiscal year by the board.

At the request of any Preferred Member, Preferred Distributions, rather than being paid in cash, may be allocated to such Preferred Member's capital account.

D. Patronage Dividends

The apportionment, distribution, and payment of net earnings to Worker-members provided for herein may be paid in cash, credits, or written notices of allocation as determined by the board in its sole discretion.

Patronage Dividends shall be made fifty percent (50%) in cash and fifty percent (50%) to each individual Member Account as a written notice of allocation, unless different proportions are approved by the board within eight-and-a-half months following the fiscal year's close –

however, at least twenty percent (20%) must be distributed in cash.

Written notices of allocation may be qualified or non-qualified or a combination of the two as determined by the board in its sole discretion.

E. Worker-Members' Covenant to Declare Income for Tax Purposes

Each member shall take into account on his or her income tax return the amount of any Patronage Dividends which are made in qualified written notices of allocation (as defined in 26 U.S.C. Section 1388) at their stated dollar amounts in the manner provided in 26 U.S.C. Section 1385(a) in the taxable year in which such written notices of allocation are received by the member.

F. Redemption of Preferred Memberships

The corporation has the right to redeem any or all, or any portion of, Preferred Memberships at any time. The Redemption Price shall be equal to the capital account balance at the time of redemption. If the amount being redeemed is less than the full capital account, the capital account balance shall be adjusted down by the amount redeemed.

Following the fifth anniversary of his or her investment, a Preferred Member is entitled to request redemption of his or her Membership at a price equal to the capital account balance at the time of redemption.

If the corporation determines that a requested redemption may impair the corporation's ability to operate effectively, the board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

G. Payment Rights Regarding Worker-Member Accounts

When a Worker-member's membership in the corporation is terminated for any reason, the amount in her or his Member Account will automatically be redeemed in exchange for debt. The corporation shall repay the debt within five years of the membership termination, with interest accruing at the discount rate – as set by the Federal Reserve Bank of San Francisco – plus two percent (2%), on the amount outstanding at the end of each fiscal year.

The corporation, in settling a Member Account, shall have the right to set off any and all indebtedness of the former member to the corporation.

H. Periodic Redemption of Worker-Member Accounts

The corporation shall aim to pay out in cash to the Worker-members all funds credited to their Member Accounts within three (3) years of the date they were first credited. As a general rule, written notices of allocation credited to Member Accounts (including notices now converted to debt) will be paid out in the order in which they are credited, with the oldest paid out first;

however, the board can decide to accelerate the repayment of debt owed to former members on a case by case basis. If the corporation does not have sufficient funds to pay out all funds credited to Member Accounts for a given fiscal year, then funds will be paid out in proportion to the balance in the Member Accounts.

I. Unclaimed Equity Interests

Any proprietary interest in the corporation held by a member that would otherwise escheat to the State of California as unclaimed personal property shall instead become the property of the corporation if the corporation gives at least 60 days prior notice of the proposed transfer to the affected member by (1) first-class or second-class mail to the last address of the member shown on the corporation's records, and (2) by publication in a newspaper of general circulation in the county in which the corporation has its principal office. No property or funds shall become the property of the corporation under this section if written notice objecting to the transfer is received by the corporation from the affected member prior to the date of the proposed transfer.

J. Distributions Upon Liquidation or Sale

After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the corporation, liquidation proceeds (including proceeds from a Deemed Liquidation Event (defined below)) shall be paid as follows:

- First, to Preferred Members up to a maximum of each such Preferred Member's capital account balance before Worker-members receive any liquidation proceeds; should the liquidation proceeds be insufficient to pay all Preferred Members their full capital account balances, the proceeds shall be distributed pro rata among the Preferred Members in accordance with their then-current capital account balances.

- Second, any remaining proceeds shall be used to redeem all Worker-members' capital account balances; should the remaining liquidation proceeds be insufficient to pay all Worker-members their full capital account balances, the proceeds shall be distributed pro rata among the Worker-members in accordance with their then-current capital account balances.

- Third, any remaining proceeds shall be distributed to a nonprofit 501(c)(3) organization chosen by the board.

"*Deemed Liquidation Event*" means: (i) a merger or consolidation in which (x) the corporation is a constituent party or (y) a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, or otherwise) of one or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the corporation.

K. Founder Compensation

The corporation's founder, Molly Madden, to the extent funds are legally available therefor and only after the allocations and distributions described in section C have been made, shall receive a founder's distribution annually of 2.5% of the corporation's Collective Account as of the last day of the fiscal year. The founder shall be entitled to receive such payments every year until the total of such payments equals $100,000.

L. Limitations

The corporation shall not purchase or redeem memberships, or pay a Patronage Dividend to members out of earnings of the corporation on nonmember patronage, or make a Distribution, if the corporation purchasing or redeeming memberships or making the Distribution is, or as a result thereof would be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature.

ARTICLE IX: CHECKS AND CONTRACTS

A. Authorized Signatories for Checks

All checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness issued in the name of or payable to the corporation will be signed or endorsed by the person or persons in the manner authorized from time to time by resolution of the board of directors.

B. Executing Corporate Contracts and Instruments

The board of directors by resolution may authorize any officer, officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the corporation. This authority may be general or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the corporation will have any power or authority to bind the corporation in any way, to pledge the corporation's credit, or to render the corporation liable for any purpose or in any amount, unless that person was acting with authority granted by the board of directors as provided in these bylaws, or unless an unauthorized act was later ratified by the corporation.

ARTICLE X: TRANSFER OF MEMBERSHIPS

No Worker-member may transfer her or his membership or any right arising therefrom. Any attempted assignment or transfer shall be wholly void and shall confer no rights on the intended assignee or transferee. All rights as a Worker-member of the corporation cease upon the member's death.

No Preferred Membership may be sold, assigned, or otherwise transferred, voluntarily or involuntarily, by operation of law or otherwise, except with board approval or a transfer to the corporation as permitted herein.

ARTICLE XI: RECORDS

A. Records Required to Be Kept

The corporation shall keep at its principal office:

- the original or a copy of its articles and bylaws as amended to date;

- adequate and correct books and records of account;

- minutes of the proceedings of its members, board, and committees of the board; and

- a record of its members giving their names and addresses and the class of membership.

Minutes and other books and records shall be kept either in written form or in any other form capable of being converted into clearly legible tangible form or in any combination of the foregoing.

B. Inspection Rights

The corporation's bylaws and articles shall be open to inspection by the members at all reasonable times during office hours.

Any such inspection may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

The accounting books and records and minutes of proceedings of the members and the board and committees of the board shall be open to inspection upon the written demand on the corporation of any member at any reasonable time, for a purpose reasonably related to such person's interests as a member.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation.

A member or members possessing 5 percent or more of the voting power for a purpose reasonably related to the members' interest as members may do either or both of the following:

(1) Inspect and copy the record of all the members' names, addresses, and voting rights, at reasonable times, upon five business days' prior written demand upon the corporation which demand shall state the purpose for which the inspection rights are requested; or
(2) Obtain from the secretary of the corporation, upon written demand and tender of a reasonable charge, a list of the names, addresses, and voting rights of those members entitled to vote for the election of directors, as of the most recent record date for which it has been compiled or as of a date specified by the member subsequent to the date of demand. The demand shall state the purpose for which the list is requested. The membership list shall be made available on or before the later of 10 business days after the demand is received or after the date specified therein as the date as of which the list is to be compiled.

Where the corporation reasonably believes that the information will be used for another purpose, or where it provides a reasonable alternative as described below, it may deny the member access to the list.

Within 10 business days after receiving a demand for inspection, the corporation may deliver to the person or persons making the demand a written offer of an alternative method of achieving the purpose identified in the demand without providing access to or a copy of the membership list. An alternative method which reasonably and in a timely manner accomplishes the proper purpose set forth in the demand shall be deemed a reasonable alternative, unless within a reasonable time after acceptance of the offer the corporation fails to do those things which it offered to do. Any rejection of the offer shall be in writing and shall indicate the reasons the alternative proposed by the corporation does not meet the proper purpose of the demand.

C. Annual Report

So long as the corporation does not have more than 25 members at any time during the fiscal year, it shall not be required to prepare an annual report.

D. Required Notices

The corporation shall furnish annually to its members and directors a statement of any transaction or indemnification of a kind described in subdivision (d) or (e) of Section 12592 of the California Corporations Code, if any such transaction or indemnification took place. The statement shall be provided by mailing or delivering the required statement within 120 days after the close of the corporation's fiscal year. The statement may be sent by electronic transmission by the corporation.

For a period of 60 days following the conclusion of an annual, regular, or special meeting of members, the corporation shall, upon written request from a member, forthwith inform the member of the result of any particular vote of members taken at the meeting, including the number of memberships voting for, the number of memberships voting against, and the number of memberships abstaining or withheld from voting. If the matter voted on was the election of directors, the corporation shall report the number of memberships cast for each nominee for director.

ARTICLE XII: INDEMNIFICATION

The corporation shall have power to indemnify its officers, directors, employees, and agents to the fullest extent permitted by law.

ARTICLE XIII: STANDARDS OF CONDUCT

A. General Standards

A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

In performing the duties of a director, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(1) One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented;
(2) Counsel, independent accountants or other persons as to matters which the director believes to be within such person's professional or expert competence; or
(3) A committee upon which the director does not serve that is composed exclusively of any or any combination of directors, persons described in paragraph (1), or persons described in paragraph (2), as to matters within the committee's designated authority, which committee the director believes to merit confidence, so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

B. Contracts with Interested Persons

No contract or other transaction between the corporation and one or more of its directors, or between the corporation and any domestic or foreign corporation, firm, or association in which one or more of its directors has a material financial interest, is either void or voidable because such director or directors or such other corporation, business corporation, firm, or association are parties or because such director or directors are present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction, if:

(1) The material facts as to the transaction and as to such director's interest are fully disclosed or known to the members and such contract or transaction is approved by the members in accordance with Section 12224 of the California Corporations Code in good faith, with any membership owned by any interested director not being entitled to vote thereon;

(2) The material facts as to the transaction and as to such director's interest are fully disclosed or known to the board or committee, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the interested director or directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified; or

(3) As to contracts or transactions not approved as provided in paragraph (1) or (2), the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

Neither a mere common directorship nor a member-patron relationship on terms available to all members constitutes a material financial interest within the meaning of this section. A director is not interested within the meaning of this section in a resolution fixing the compensation of another director as a director, officer, or employee of the corporation, notwithstanding the fact that the first director is also receiving compensation from the corporation.

C. Contracts with Entities with Common Directors

No contract or other transaction between the corporation and any corporation, business corporation, or association of which one or more of its directors are directors is either void or voidable because such director or directors are present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction, if:

(1) The material facts as to the transaction and as to such director's other directorship are fully disclosed or known to the board or committee, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the common director or directors or the contract or transaction is approved by the members in good faith; or

(2) As to contracts or transactions not approved as provided in paragraph (1), the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified.

This section does not apply to contracts or transactions covered by section XIII(B).

D. Determination of a Quorum for Meetings regarding the Approval of a Contract with an Interested or Common Director

Interested or common directors may be counted in determining the presence of a quorum at a meeting of the board or a committee thereof which authorizes, approves, or ratifies a contract or transaction described in this Article.

ARTICLE XIV: BYLAW AMENDMENT

Bylaws may be adopted, amended, or repealed by approval of three-quarters of the current Worker-members in good standing, provided, however, that adoption, amendment, or repeal also requires approval by the members of a class or series if that action would do any of the following:

(1) Materially and adversely affect the rights or obligations of that class or series as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, in a manner different than such action affects another class or another series within the same class.
(2) Materially and adversely affect such class or series as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital, by changing the rights, privileges, preferences, restrictions or conditions of another class or another series within the same class.
(3) Increase or decrease the number of memberships authorized for the class.
(4) Increase the number of memberships authorized for another class.
(5) Effect an exchange, reclassification or cancellation of all or part of the memberships of the class or series.
(6) Authorize a new class of memberships.

Except as provided in Sections 12331, 12360, 12364, 12462, and 12484 of the California Cooperative Corporation Law, the board of directors may also adopt, amend, or repeal bylaws unless the action would do any of the following:

(1) Materially and adversely affect the rights or obligations of members as to voting, dissolution, redemption, transfer, distributions, patronage dividends, patronage, property rights, or rights to repayment of contributed capital.
(2) Increase or decrease the number or members authorized in total or for any class.
(3) Effect an exchange, reclassification, or cancellation of all or part of the memberships.
(4) Authorize a new class of membership.

A bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the members.

A provision in the bylaws requiring a greater vote than is required by law shall not be altered, amended, or repealed except by the greater vote, unless otherwise provided in the bylaws.

No amendment of the articles or bylaws may extend the term of a director beyond that for which the director was elected, nor may any bylaw provision increasing the terms of directors be adopted without approval by the affirmative vote of a majority of the votes represented and voting at a duly held meeting at which a quorum is present (which affirmative votes also constitute a majority of the required quorum) or written ballot in conformity with Section 12463 of the California Corporations Code.